

Susanne Fortunato · 2nd

Founder at Wingspan Health

San Francisco, California · 500+ connections · **Contact info**

 **Wingspan Health**

Product Institute

Experience



Founder
Wingspan Health
Sep 2019 – Present · 11 mos
San Francisco Bay Area

YC SUS 2019 Grant Recipient

Senior Product Manager
OM1, Inc.
Apr 2018 – Aug 2019 · 1 yr 5 mos
Greater Boston Area



athenahealth
2 yrs 7 mos

Product Manager, Financial Initiatives
Aug 2017 – Mar 2018 · 8 mos

Product Owner, Hospital Stay & Chart
Sep 2015 – Jul 2017 · 1 yr 11 mos



Director of Customer Success
ViewPoint Government Solutions
Aug 2014 – Aug 2015 · 1 yr 1 mo
Greater Boston Area



Epic
2 yrs 1 mo

Project Manager (Application Manager)
Feb 2014 – Aug 2014 · 7 mos
Madison, Wisconsin

Project Manager (Application Coordinator)
Aug 2012 – Feb 2014 · 1 yr 7 mos

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Education



Product Institute
Product Management Core



Cornell University
Bachelor's Degree, Urban Studies
Activities and Societies: Ordinary People, president; Council for Mental Health and Wellness, student representative; Cornell University Orientation, transfer council member and orientation leader

Honors Thesis on racial disparities in the distribution of subprime mortgages.

Lakeside School
High School

Licenses & Certifications


ASAP - Emergency Department
Epic
Issued Oct 2012 · No Expiration Date


Stork - Obstetrics
Epic
Issued Oct 2012 · No Expiration Date


Inpatient - Clin Doc, Orders, OTx, & Decision Support
Epic
Issued Sep 2012 · No Expiration Date


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Volunteer Experience


Membership Ambassador
The Boston Athenaeum
Sep 2015 – 2017 · 2 yrs
Arts and Culture


Boston City Director
Lesbians Who Tech
2015 – 2016 · 1 yr
Science and Technology

Queer Health Hackathon Lead
Tegan and Sara Foundation
Feb 2018 – 2019 · 1 yr
Health

www.queerhealthaccess.com

Skills & Endorsements

Public Speaking · 20

 Endorsed by **5 of Susanne's colleagues at Epic**

Data Analysis · 15

 Endorsed by **Meril Pothen and 2 others who are highly skilled at this**

 Endorsed by **5 of Susanne's colleagues a**

Community Outreach · 9

 Endorsed by **2 of Susanne's colleagues at Epic**

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